Thomas Timko	General Motors Company M/C 482-C34-D71 300 Renaissance Center Detroit, MI 48265 313-667-3434

December 20, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cecilia Blye
Pradip Bhaumik

RE:	General Motors Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 15, 2013
File No. 1-34960

Ladies and Gentlemen,

This letter from General Motors Company (the “Company” or “GM”) is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 13, 2013, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 (File No. 1-34960) filed with the Commission on February 15, 2013 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.
You stated in your letter to us dated September 23, 2010 that two authorized, independent dealers sold your vehicles in Syria, and one of your foreign subsidiaries sold parts to the dealers for vehicle repair in Syria. We note from your Middle East website that your regional office in Dubai continues to cover your operations in Syria. You state on page 33 of your Form 10-K that you operate in Africa, a region that includes Sudan. Lastly, we note from the website of PSA Peugeot Citroën, with which you have a global strategic alliance, that it operates in Cuba. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with Cuba, Sudan, or Syria.

Please provide us with information regarding your contacts with Cuba, Sudan, and Syria since your referenced letter. Your response should describe any products, equipment, components, services, or support you have provided into Cuba, Sudan, and Syria, directly or indirectly, since your referenced letter, as well as any agreements, or other contacts you have had with the governments of those countries or entities they control.

The Company respectfully advises the Staff that from September 23, 2010 to the present (the “relevant time”) the Company has had no contacts or business relationships with Cuba, Sudan or Syria, whether through subsidiaries, dealers or other direct or indirect arrangements, except for the minimal contacts identified below and the non-material business relationships with independent vehicle dealers in Syria also described below. The Company does not believe that any of the matters identified below should be considered doing business or maintaining any material relationships with these countries. Furthermore, the Company respectfully advises the Staff that the Company has no agreements, commercial arrangements or other contacts with the governments of Cuba, Sudan or Syria, or entities controlled by those governments.

Cuba

As disclosed in our letter dated September 23, 2010 consistent with U.S. law, the Company continues to hold registered trademarks in Cuba as part of a Company program to protect its trademarks globally.

The Company’s joint venture agreement with PSA Peugeot Citroën does not involve any business or contacts with Cuba.

Sudan

As disclosed in our letter dated September 23, 2010 consistent with U.S. law, the Company continues to hold registered trademarks in Sudan as part of a Company program to protect its trademarks globally.

Syria

As disclosed in our letter dated September 23, 2010 consistent with U.S. law, the Company continues to hold registered trademarks in Syria as part of a Company program to protect its trademarks globally.

Neither the Company nor any of its direct or indirect subsidiaries makes retail sales or has any operations, employees or assets in Syria. To address Syria-related activity, the Company identifies four items: (A) independent dealerships operating in Syria during portions of the relevant time; (B) GM-global safety recall involving vehicles sold into Syria before August 2011; (C) U.S. Government-authorized transshipment of parts from the UAE to Lebanon; and (D) proceeds from a Trademark agreement with a Saudi entity.

A.	Independent Dealerships Operating in Syria
During a portion of the relevant time, the Company maintained relationships with two independent dealers in Syria, Intraco Trading (“Intraco”) and Karkour (collectively, the “Dealers”). The Dealers had been authorized by the Company under sales and service agreements to sell vehicles in Syria produced by foreign subsidiaries of the Company. In addition, a foreign subsidiary of the Company previously sold service parts to the Dealers for vehicle repair in Syria. Such sales were not otherwise subject to U.S. jurisdiction and therefore were not subject to the U.S. Commerce Department restrictions on Syria. The Company had no ownership interest in either of the Dealers.

The Company’s only sale of vehicles to its Syrian dealers during the relevant time was the sale of 247 vehicles to Intraco on September 30, 2010. This and incidental parts sales, which ceased on August 17, 2011, are a non-material portion of the Company’s global sales. In addition, the Company does not believe that there is a qualitative basis for finding that its past contacts with Syria are material to the Company or to potential investors. To illustrate this point, the Company is not aware of any GM investor inquiries regarding Syria.

B.	Global Safety Recall
In January 2013, the Company requested licenses from the U.S. Department of Commerce Bureau of Industry and Security (“BIS”) and U.S. Department of Treasury, Office of Foreign Assets Control (“OFAC”) to authorize the Company to carry out a product safety recall for certain vehicles sold in Syria (prior to August 2011) by GM’s former independent dealers. The Company has received the requested license from BIS. The Company has taken no action in Syria regarding product safety recalls during the relevant time.

C.	U.S. Government Authorized Transshipment through Syria of Parts and Accessories Destined for a Third Country

Pursuant to authorization from OFAC, a subsidiary of the Company contracts with a third party to ship by ground automobile parts and accessories from its parts distribution center in the UAE to independent dealers in Lebanon. The third party’s route includes transit through Syria. No parts are delivered in Syria.

D.	Trademark Agreement with Saudi Entity
Prior to the relevant time, the Company licensed a third party in Saudi Arabia to distribute that company’s passenger automobile batteries with a GM trademark to thirteen countries, including Syria. The Company seconded one to two sales and marketing personnel to the third party in Saudi Arabia. After August 17, 2011, the seconded personnel did not participate in any sales or marketing activities for Syria. The agreement was amended to remove Syria in 2012. Royalty payments received pursuant to the license related to Syria were de minimis. Payments received after August 2011 were approximately $253,090. The company has requested OFAC authorization to reject the funds.

References to Syria on the GM Middle East website are in error and have been removed.

Given the extremely small amount of Company business involving Syria during the relevant time, the Company’s safeguards for regulatory compliance, the absence of Company sales to the Syrian government, and the fact that the Company terminated its business in Syria, the Company’s contacts with Syria are not material to the Company’s operations, financial results or reputation, do not present a material investment risk, and are not reasonably likely to have any material impact on its reputation or market value.

1.
Please discuss for us the materiality of any contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan or Syria.

As described in the response to Comment 1 above, the Company has no material contacts with Cuba, Sudan or Syria. The Company’s former relationships with the Dealers in Syria are immaterial and they do not present a material investment risk on either a quantitative or qualitative basis for shareholders or investors. The Company respectfully directs the Staff to the response to Comment 1 above for additional information.

The Company recognizes that various state and municipal governments, universities, and other investors have proposed or adopted divestment statutes or initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. The Company does not believe that non-material, former, discontinued sales by the Company’s foreign subsidiaries into Syria would create an obstacle to investing under such statutes or initiatives. To the Company’s knowledge, the Company has not been contacted by any person with concerns or inquiries about the Company’s sales into Syria.

In connection with the responses to your comments we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (313) 667-3434.

Very Truly Yours,

/s/ Thomas S. Timko
Vice President, Controller and Chief Accounting Officer